Exhibit (17)(e)

SUBSCRIPTION AGREEMENT

Subscription Agreement, dated as of November 23, 2015, between ClearBridge Real Estate Opportunities Fund, a series of Legg Mason Funds Trust, a statutory trust organized under the laws of Maryland (the “Fund”) and Legg Mason Inc. (the “Purchaser”).

WHEREAS, the Fund is an investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”); and

WHEREAS, the Fund proposes to issue and sell shares of beneficial interest, par value $0.00001 per share, to the public pursuant to a Registration Statement on Form N-1A (the “Registration Statement”) filed with the Securities and Exchange Commission; and

WHEREAS, Section 14(a) of the 1940 Act requires each registered investment company to have a net worth of at least $100,000 before making a public offering of its securities.

NOW, THEREFORE, the Fund and the Purchaser agree as follows:

1.	The Fund offers to sell to the Purchaser, and the Purchaser agrees to purchase from the Fund, 10,000 Class O shares, at a price of $10.00 per share (the “Shares”) on a date, to be specified by the Fund, prior to the effective date of the Registration Statement.

2.	The Purchaser represents and warrants to the Fund that it is acquiring the Shares for investment purposes only and that the Shares will be sold only pursuant to a registration statement under the Securities Act of 1933, as amended, or an applicable exemption from the registration requirements contained therein.

3.	The Purchaser’s right under this Subscription Agreement to purchase the Shares is not assignable.

IN WITNESS WHEREOF, the Fund and the Purchaser have caused their duly authorized officers to execute this Subscription Agreement as of the date first above written.

LEGG MASON FUNDS TRUST,
On behalf of ClearBridge Real Estate Opportunities Fund

By:
Name:	Jane E. Trust
Title:	President and Chief Executive Officer

LEGG MASON INC.

By:
Name:
Title: